

September 9, 2014

Via E-mail
Alasdair Federico
Vice-President
Lake Shore Gold Corp.
181 University Avenue, Suite 2000
Toronto, Ontario
Canada M5H 3M7

> **Re:** **Lake Shore Gold Corp.**
> **Form 40-F for the Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 001-35197**

Dear Mr. Federico:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013

Disclosure Controls and Procedures, page 3

1. You have concluded your disclosure controls and procedures were effective as of December 31, 2013. Please tell us how the potential deficiencies noted in our comments below regarding (a) omission of the registered public accounting firm's attestation report on management's assessment of internal control over financial reporting and (b) the audit report provided, affect your original conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2013. Please tell us the factors you considered to support management's conclusion that your disclosure controls and procedures were effective or amend your Form 40-F, if appropriate, to state your disclosure controls and procedures were not effective, and the reasons why they were not effective.

<u>Management's Report on Internal Control Over Financial Reporting, page 3</u>

2. Please amend your Form 40-F to provide the registered public accounting firm's attestation report on management's assessment of internal control over financial reporting as required by General Instructions B.6.(d) of Form 40-F or explain to us why it is not required.

<u>Exhibit 99.1</u>

<u>Schedule C — Bell Creek Complex, page C-5</u>

3. We note your tabulated resource/reserve estimates for your Bell Creek Properties were reported as of November 1, 2012 and your estimates do not account for ongoing production since the effective date of your technical report. In future filings, please update your resource/reserve tabulations to coincide with your fiscal year-end for all your operating properties.

<u>Exhibit 99.2</u>

<u>Consolidated Financial Statements</u>

<u>Report of Independent Registered Public Accounting Firm, page 4</u>

4. We note that the third paragraph of the audit report does not appear to meet the requirements of PCAOB Auditing Standard No. 1. An audit report on the financial statements of the issuer included in filings with the Commission must refer to the standards of the Public Company Accounting Oversight Board as required by Article 2-02 of Regulation S-X. Accordingly, please advise your auditors to revise their report to indicate, if true, their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. Refer to SEC Release No. 34-49708.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler at (202) 551-3718 with any engineering questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining